UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

Keurig Green Mountain, Inc.

(Name of Issuer)

Common Stock, $0.10 par value

(Title of Class of Securities)

393122106

(CUSIP Number)

Luigi Lavazza S.p.A.

Corso Novara, 59

10154 Torino, Italy

Fax: +39-011-239-8635
Attention: Simona Musso, General Counsel

With a copy to:

William A. Groll, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, NY 10006

(212) 225-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 23, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 393122106	13D

1	NAMES OF REPORTING PERSONS Luigi Lavazza S.p.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5.)
	8	SHARED VOTING POWER 12,696,962 (See Item 5.)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5.)
	10	SHARED DISPOSITIVE POWER 12,696,962 (See Item 5.)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,696,962 (See Item 5.)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8% (See Item 5.)
14	TYPE OF REPORTING PERSON CO

CUSIP No. 393122106	13D

1	NAMES OF REPORTING PERSONS Alberto Lavazza S.a.p.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5.)
	8	SHARED VOTING POWER 12,696,962 (See Item 5.)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5.)
	10	SHARED DISPOSITIVE POWER 12,696,962 (See Item 5.)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,696,962 (See Item 5.)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8% (See Item 5.)
14	TYPE OF REPORTING PERSON OO

CUSIP No. 393122106	13D

1	NAMES OF REPORTING PERSONS Emilio Lavazza S.a.p.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5.)
	8	SHARED VOTING POWER 12,696,962 (See Item 5.)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5.)
	10	SHARED DISPOSITIVE POWER 12,696,962 (See Item 5.)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,696,962 (See Item 5.)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8% (See Item 5.)
14	TYPE OF REPORTING PERSON OO

Preamble

This Amendment No. 3 (this “Amendment”) amends and supplements the Schedule 13D filed by Luigi Lavazza S.p.A. (“Lavazza”), Alberto Lavazza S.a.p.A. and Emilio Lavazza S.a.p.A. (collectively, the “Reporting Persons”) with the Securities and Exchange Commission on September 10, 2012, as previously amended (the “Schedule 13D”), relating to shares of common stock, $0.10 par value per share (“Common Stock”), of Keurig Green Mountain, Inc. (formerly known as Green Mountain Coffee Roasters, Inc., the “Issuer”). Capitalized terms used herein but not defined herein have the meanings ascribed to them in the Schedule 13D.

Items 4-5 of the Schedule 13D are hereby amended and supplemented to add the following:

Item 4. Purpose of Transaction

Lavazza is currently engaged in important strategic transactions unrelated to the Issuer for which it will have significant cash requirements. Thus, while Lavazza continues to believe in the merits of an investment in Common Stock, it now believes that it would be more appropriate for Lavazza to deploy available capital to its other ongoing strategic transactions and initiatives and, accordingly, on January 23, 2015, Lavazza determined to sell a portion of its holdings of Common Stock. Lavazza intends to use the proceeds of the sale of shares of Common Stock, in part, to fund its cash obligations in respect of such other transactions. The exact number of shares of Common Stock that Lavazza will sell has not been determined, and will depend upon, among other things, market conditions generally and for the shares of Common Stock, as well as the amount and timing of its requirements for cash in respect of such other transactions. Lavazza expects, however, that it will sell at least enough shares of Common Stock so that it will cease to own more than 5% of the outstanding Common Stock. On January 23, 2015, Lavazza sold an aggregate of 378,371 shares of Common Stock, as a result of which Lavazza currently owns approximately 7.8% of the outstanding Common Stock, as described below. Lavazza intends to continue to review market conditions for shares of Common Stock and, as noted above, may from time to time sell additional shares of Common Stock.

Item 5. Interest in Securities of the Issuer

(a-c)	As described above, on January 23, 2015, Lavazza sold an aggregate of 378,371 shares of Common Stock for an aggregate price of $50,299,273 in open market transactions on Nasdaq. Attached as Annex A to this Amendment is a table setting forth certain information with respect to the sales effected on January 23, 2015. As a result of such sales,] as of the date hereof, Lavazza directly holds, and has beneficial ownership of, 12,696,962 shares of Common Stock. As a result of their collective control of Lavazza, the Lavazza Shareholders may be deemed to share beneficial ownership of the shares held by Lavazza. The 12,696,962 shares of Common Stock so beneficially owned represent approximately 7.8% of the currently outstanding Common Stock (based on the 162,061,810 shares of Common Stock reported by the Issuer to be outstanding as of December 1, 2014 in its Schedule 14A filed on December 12, 2014). Subject to the limitations on voting and disposition described in the Schedule 13D, Lavazza and the Lavazza Shareholders may be deemed to share the power to vote and to dispose the shares of Common Stock reported herein.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 26, 2015

LUIGI LAVAZZA S.p.A.

By: /s/ Antonio Baravalle
Title: Chief Executive Officer

ALBERTO LAVAZZA S.A.P.A.

By: /s/ Alberto Lavazza
Title: Personally Responsible Partner

EMILIO LAVAZZA S.A.P.A.

By: /s/ Giuseppe Lavazza
Title: Personally Responsible Partner

Annex A

Sales of Common Stock on January 23, 2015

Set forth below is information regarding the sales of Common Stock by Lavazza on January 23, 2015. These sales were effected as multiple open market sales executed by a broker-dealer on Lavazza’s behalf. In accordance with SEC guidance, the sale transactions are aggregated within price ranges for purposes of calculating the weighted average sale price for each range.

Date	Number of Shares	Weighted Average Price per Share
1/23/15	42,179	$130.74[1]
1/23/15	129,357	$131.31[2]
1/23/15	54,911	$132.59[3]
1/23/15	20,532	$133.31[4]
1/23/15	31,829	$134.62[5]
1/23/15	95,413	$135.53[6]
1/23/15	4,150	$136.15[7]

The Reporting Persons will provide to the staff of the SEC, upon request, information regarding the number of shares sold at each separate price on January 23, 2015

1 Represents shares sold at prices ranging from $130.40 to $130.99 per share.

2 Represents shares sold at prices ranging from $131.00 to $131.99 per share.

3 Represents shares sold at prices ranging from $132.01 to $132.99 per share.

4 Represents shares sold at prices ranging from $133.00 to $133.96 per share.

5 Represents shares sold at prices ranging from $134.03 to $134.99 per share.

6 Represents shares sold at prices ranging from $135.00 to $135.99 per share.

7 Represents shares sold at prices ranging from $136.02 to $136.34 per share.